NO ACT

PE 1-28-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11006333

March 28, 2011

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-28-11

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 28, 2011

Dear Mr. Smith:

This is in response to your letter dated January 28, 2011 concerning the shareholder proposal submitted to Walmart by the National Legal and Policy Center. We also have received a letter from the proponent dated February 14, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

March 28, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 28, 2011

The proposal requests that the board prepare a report disclosing the business risks related to climate change.

We are unable to concur in your view that Walmart may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change. Accordingly, we do not believe that Walmart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Walmart may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Walmart's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Walmart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2011

VIA EMAIL: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the National Legal and Policy Center to Wal-Mart under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the National Legal and Policy Center ("NLPC") in response to a January 28, 2011 request from Wal-Mart to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

RESPONSE TO WAL-MART'S CLAIMS

1. The Company Has Substantially Implemented the Proposal.

In support of this claim, Wal-Mart cites two documents. The first is the Company's 2010 Annual Report on Form 10-K in which it specifies a list of weather-related occurrences that could adversely affect the Company's operations and financial performance "as a result of climate change or otherwise." This passing reference, in the course of stating the obvious about the weather, falls far short of substantial implementation.

The second document cited is the 2009 Global Sustainability Report. Tellingly, Wal-Mart does not cite its 2010 Global Sustainability Report because that document does not address the issue in any substantive way.

The Proposal asks Wal-Mart for a report to be issued in 2011. The Proposal codifies the interpretive guidance of the Securities and Exchange Commission ("SEC") of January 27, 2010 on existing SEC disclosure requirements as they apply to business or legal developments relating to the issue of climate change.

Implicit in the SEC's interpretive guidance is recognition that developments pertaining to climate change are multiple and changing rapidly, and that company's should disclose the related risks.

2. The Proposal Relates to the Company's Ordinary Business Operations.

The SEC voted on January 27, 2010 to provide public companies with interpretive guidance on existing SEC disclosure requirements as they apply to business or legal developments relating to the issue of climate change. Thus, the SEC has already determined that the issue is appropriate for the shareholder resolution process.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Wal-Mart's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Wal-Mart and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Wal-Mart and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Wal-Mart or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have been timely provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Wal-Mart's no-action request, please do not hesitate to call me at 703-237-1970.

Sincerely,

Peter Flaherty
President

cc: Erron W. Smith, Assistant General Counsel – Corporate Division, Wal-Mart, via email



702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

January 28, 2011

VIA E-MAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the National Legal and Policy Center

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Walmart's 2011 Annual Shareholders' Meeting (the "*2011 Proxy Materials*") to be held on June 3, 2011. The Proposal was submitted by the National Legal and Policy Center (the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2011 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter and proof of ownership, is attached hereto as Exhibit A.

Walmart intends to begin printing its 2011 Proxy Materials on or about April 13, 2011, so that it may begin mailing the 2011 Proxy Materials no later than April 18, 2011. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") provide a report to shareholders by October 2011 disclosing the business risks related to climate change, which report may include the impact of legislation, regulation and international accords, indirect consequences of regulation or business, and physical impacts of climate change.

II. Grounds for Exclusion.

The Company believes that the Proposal is excludable under two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal is excludable because it has been substantially implemented by Walmart as contemplated by Rule 14a-8(i)(10); and

2. the Proposal may be excluded because it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7).

III. <u>The Company has Substantially Implemented the Proposal.</u>

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." According to the Commission, the "substantially implemented" exclusion "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Release No. 34-12598 (available July 7, 1976). A company has "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 8, 1991). The proposal need not be implemented in full or precisely as presented to satisfy Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and essential objective of the proposal. *See, e.g.*, *ConAgra Foods, Inc.* (available July 3, 2006)[1]; *Johnson & Johnson* (available Feb. 17, 2006)[2]; and *Exxon Mobil Corporation* (available Mar. 18, 2004) and *Xcel Energy, Inc.* (available Feb. 17, 2004).[3] The Staff has also consistently concurred with the exclusion of proposals requesting reports where the company has addressed the subject matter of the proposal in other publications. *See, e.g., Caterpillar, Inc.* (available Mar. 11, 2008); *Wal-Mart Stores, Inc.* (available Mar. 10, 2008); *PG&E Corp.* (available Mar. 6, 2008); *The Dow Chemical Co.* (available Mar. 5, 2008); and *Johnson & Johnson* (available Feb. 22, 2008) (in each case, concurring with the registrant's exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives).

The Company believes that it may exclude the Proposal because the Company has already substantially implemented the Proponent's objective. The Proposal requests that the Company deliver "a report disclosing the business risks related to climate change," and states that the report *may* include information regarding the impact of legislation, regulation and international accords, the indirect consequences of regulation or business, and the physical impacts of climate change. The objective of the Proposal, then, appears to be to ensure that Walmart informs its shareholders of the risks to the Company associated with climate change.

Walmart's risk factors in its 2010 Annual Report on Form 10-K ("*Form 10-K*") address the objective of the Proposal. The risk factor disclosure in the Form 10-K states:

---

[1] Permitting exclusion of a proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report.

[2] Permitting exclusion of a proposal recommending verification of the employment legitimacy of employees where the company was already acting to address the concerns of the proposal.

[3] Each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports.

> The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, other weather conditions, *whether as a result of climate change or otherwise* [emphasis added], such as major winter storms, droughts and tornados, and geo-political events, such as civil unrest in a country in which we operate or in which our suppliers are located or terrorist attacks, both internationally and domestically, could adversely affect our operations and financial performance. Such events could result in physical damage to one or more of our properties, the closure of one or more stores, clubs and distribution centers, the lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the disruption in the transport of goods from overseas, the disruption or delay in the delivery of goods to our distribution centers or stores within a country in which we are operating, the reduction in the availability of products in our stores, the disruption of utility services to our stores and our facilities, and disruption in our communications with our stores. These factors could otherwise disrupt and adversely affect our operations and financial performance.

Additionally, Walmart's 2009 Global Sustainability Report, which is available on the Company's website at http://walmartstores.com/sites/sustainabilityreport/2009, further expounds on the weather conditions associated with climate change that may implicate business risks described in the Form 10-K:

> Climate change may not cause hurricanes, but warmer ocean water can make them more powerful. Climate change may not cause rainfall, but it can increase the frequency and severity of heavy flooding. Climate change may not cause droughts, but it can make droughts longer.

The explanation of the risks associated with climate change in the Form 10-K and the 2009 Global Sustainability Report compare favorably to the types of risks requested to be disclosed by the Proposal. The risk factor addresses the indirect consequences of climate change (including, for example, physical property damage, store closures, reduction in product availability, and disruption in the supply chain), and both the risk factor and the 2009 Global Sustainability Report address the physical impact of climate change on the Company (including, for example, possible weather conditions that have been associated with climate change). Although the risk factor does not directly address the impact of legislation or international accords on climate change (which have not materially affected Walmart's operations in the past), the disclosure in the risk factor nevertheless can be concluded to substantially implement the guidelines in the Proposal for two reasons. First, the Proposal itself merely states that the requested report "*may* include" a discussion of legislation and international accords; it does not require that the report include such a discussion. Second, the ultimate objective of the Proposal is addressed by the litany of potential consequences of climate change listed in the risk factor that may impact Walmart's business.

The Company believes that it has addressed in the risk factor all of the pertinent business risks related to climate change, and therefore the Proposal is excludable in accordance with Rule 14a-8(i)(10). Walmart is mindful of the Staff's guidance in Release Nos. 33-9106 and 34-61469 regarding climate change disclosure and gave that guidance due consideration in preparing its risk factor disclosure in the Form 10-K. Like the companies who published environmental reports in *Caterpillar, Inc.*, *Wal-Mart Stores, Inc.*, *PG&E Corp.*, *The Dow Chemical Co.*, and *Johnson & Johnson* and therefore had substantially implemented a proposal regarding global warming, the Company has satisfied the Proposal's request to prepare a report on business risks of climate change by including in its Form 10-K and its comprehensive sustainability report a discussion of the risks to Walmart's business that are related to climate change. Walmart expects to continue to discuss those risks and other material risks to its business relating to climate change that may arise in the future in its future Annual Reports on Form 10-K and its updates on its sustainability efforts.

Accordingly, Walmart believes that the Proposal may be excluded from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(10), as the Proposal has already been substantially implemented by Walmart.

IV. The Proposal Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a registrant to exclude from its proxy statement a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The "ordinary business" grounds for exclusion are based on two general policy concerns. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). The second policy concern "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983).

However, the Staff has not permitted exclusion of proposals that relate to a company's ordinary business matters if the proposal focuses on a "significant social policy issue." An issue is a "significant social policy issue" if its subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." Staff Legal Bulletin 14E (October 27, 2009) ("*Staff Legal Bulletin 14E*"). The purpose of the "significant social policy" exception is to "allow shareholders to express their views to company management" on proposals that raise significant issues. 1998 Release.

Where, as with the Proposal, a shareholder proposal relates to the company engaging in an evaluation of risk, the Staff will permit exclusion of the proposal if its underlying subject matter involves a matter of ordinary business to the company. Staff Legal Bulletin 14E. As the standard set forth in Staff Legal Bulletin 14E has been applied to shareholder proposals relating to environmental reports, the Staff has not permitted exclusion of proposals that address the effect of a company's operations or policies on the environment. *See, e.g.*, *Chesapeake Energy Corp.* (available Apr. 13, 2010) and *Ultra Petroleum Corp.* (available Mar. 26, 2010). In *Chesapeake Energy Corp.* and *Ultra Petroleum Corp.*, the Staff did not concur in the exclusion of a proposal requiring the company to prepare a report summarizing the environmental impacts of the company's fracturing operations because "the proposal focuses primarily on the environmental impacts of Chesapeake's operations and does not seek to micromanage the company."

On the other hand, the Staff has, applying the standard set forth in Staff Legal Bulletin 14E, concurred in the exclusion of environmentally-related proposals that "address matters beyond the environmental impact" of the company's ordinary business matters. *JP Morgan Chase & Co.* (available Mar. 12, 2010). In *JP Morgan Chase & Co.*, the proposal would have required the company to adopt a policy barring financing of companies engaged in a particular mining activity. The Staff permitted exclusion of the proposal because the proposal would impact the company's ordinary business operations, "such as [the company's] decision to extend credit or provide other types of financial services to particular types of customers." Thus, even though the proposal touched on an environmental issue that could be considered a "significant social policy issue," the potential impact of the proposal on the company's daily business operations was so great that the proposal did not "transcend the day-to-day business matters of the company."

The Company believes that it may exclude the Proposal from its proxy materials because the subject matter of the Proposal relates to an evaluation of business risks, not environmental risks. The Proposal requests that the Company evaluate the *business risks* of climate change to the Company's operations, not the risks that the Company's operations might pose to the environment. This distinction is meaningful in a practical sense because, unlike the proposals in *Chesapeake Energy Corp.* and *Ultra Petroleum Corp.*, the Company's implementation of the Proposal would require it to embark on a detailed analysis of how climate change would affect Walmart's business structure, daily operations, supplier relationships, and other day-to-day business operations. The Company's preparation and the shareholders' review of a report detailing the Company's business operations would then be used by the shareholders to assess decisions by the Company's management affecting its day-to-day operations. Such decisions include, for example, pursuing efforts to have zero waste generated by the Company's operations, which can positively affect not only the environment, but also the Company's operating results. As a result, the Proposal entails such an intrusive "micro-management" by the shareholders on the Company's day-to-day business operations that the fact that the Proposal relates to an environmental issue does not "transcend the day-to-day business matters" of the Company.

Further, the Company's implementation of the Proposal would allow shareholders to evaluate matters that are more appropriately handled by the Company's management, such as its decision to implement company policies and goals. The Proposal's Supporting Statement attacks the environmental goals set forth by Walmart's management as "absurd" and "neither achievable nor desirable," and states that the report on the business risks of climate change requested by the Proposal "may help Wal-Mart avoid future embarrassment," presumably by allowing the shareholders to review the report and determine whether management has made appropriate business decisions by setting and pursuing Walmart's environmental goals. The tone of the statements within the Supporting Statement indicate that the true subject matter of the Proposal is the efficacy of Walmart's business decisions to set and pursue its environmental goals, not the impact on the environment of Walmart's business decisions. Thus, similar to the proposal attempting to restrict management's decision-making in *JP Morgan Chase & Co.*, the Company's implementation of the Proposal would address matters other than the environmental impact of the Company's operations, and would impact the Company's business decision to set and pursue certain environmentally-related goals.

The Proposal relates to the ordinary business matters of the Company and does not relate to a "significant social policy issue" because the requested report is an evaluation of business risks, not a matter of social policy. Accordingly, Walmart has concluded that it may exclude the Proposal in reliance on Rule 14a-8(i)(7).

V. Conclusion.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2011 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2011 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2011 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Senior Associate General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully
Submitted,



Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Peter Flaherty, via e-mail
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046
Enclosures

<u>Exhibit A</u>

Proposal

[begins on following page]

National Legal and Policy Center



"promoting ethics in public life"

Founded 1991

December 20, 2010

Mr. Gordon Y. Allison
Vice President and General Counsel
Wal-Mart
702 Southwest 8th Street
Bentonville, AR 72716-0215

VIA EMAIL AND FAX 479-277-5991

Dear Mr. Allison:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 69 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on climate change risks. I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Climate Change Risk Disclosure
Letter from Fidelity

cc: Securities and Exchange Commission

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Climate Change Risk Disclosure

Resolved: Wal-Mart shareholders request that the Board of Directors prepare by October 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risks related to climate change, which may include:

1. Impact of Legislation and Regulation
2. Impact of International Accords
3. Indirect Consequences of Regulation or Business
4. Physical Impacts of Climate Change

Supporting Statement:

As interpretive guidance provided by the Securities and Exchange Commission on January 27, 2010 pointed out, "legal, technological, political and scientific developments regarding climate change may create new opportunities or risks for companies."

Wal-Mart has committed itself to dramatic measures to reduce carbon emissions, and to support controversial political positions, even as scientific and political factors related to global warming are rapidly changing.

Documents and emails released from the Climatic Research Unit (CRU) of the University of East Anglia in late 2009 exposed vulnerabilities in the reliability and objectivity of key information provided to the United Nations' influential Intergovernmental Panel on Climate Change (IPCC). In 2010, the IPCC acknowledged its Nobel Prize-winning 2007 report on global warming included inaccuracies and exaggerated claims based on questionable data sources.

According to the Wal-Mart 2009 Sustainability Report:

> Currently, we are...supporting legislation in the U.S. to reduce greenhouse gas emissions — including the enactment of a well-designed cap-and-trade system.

As the 2010 elections demonstrated, the American people overwhelmingly rejected cap and trade. In West Virginia, successful Democratic Senate candidate Joe Manchin ran a TV ad in which he picked up a rifle and used a copy of the cap-and-trade bill for target practice.

On February 25, 2010, Wal-Mart announced plans to eliminate 20 million metric tons of emissions from its global supply chain by the end of 2015, thus imposing its political agenda on its suppliers.

On its website, Wal-Mart says its "broad environmental goals" include:

1. To be supplied 100 percent by renewable energy

2. To create zero waste

These goals are neither achievable nor desirable. They move Wal-Mart beyond political correctness into the realm of the absurd. Revisiting the risks of climate change through this report may help Wal-Mart avoid future embarrassment.



Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

December 23, 2010

Corporate Secretary
Wal-Mart

Re: Shareholder Resolution of National Legal and Policy Center

To Whom It May Concern:

This letter is in response to a request from Mr. Peter Flaherty, President of the National Legal and Policy Center.

Please be advised that Fidelity Investments has held 69 shares of Wal-Mart beneficially for the National Legal and Policy Center since June 13, 2008.

Per Mr. Peter Flaherty: the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and Exchange Act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker
Client Service Specialist

Our File: W547743-05NOV10